                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                      -------------------------------------

                            EGREETINGS NETWORK, INC.
                                (Name of Issuer)

                            EGREETINGS NETWORK, INC.
                        (Name of Person Filing Statement)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                            Egreetings Network, Inc.
                                 Andrew J. Moley
                            149 New Montgomery Street
                             San Francisco, CA 94105
                                 (415) 375-4100
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                        ---------------------------------

                                 With a copy to:
                             Kenneth Guernsey, Esq.
                                Jamie Chung, Esq.
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                             San Francisco, CA 94111
                                 (415) 693-2000

        This statement is filed in connection with (check the appropriate box):
        a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
        b. [ ]  The filing of a registration statement under the Securities
Act of 1933.
        c. [X]  A tender offer.
        d. [ ] None of the above.

        Check the following box if the soliciting materials or information statement refereed to in checking box (a) are preliminary copies: [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

             Transaction Valuation*                            Amount of Filing Fee
             ----------------------                            --------------------
                  $30,829,435                                         $6,166

* Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares") of Egreetings Network, Inc. outstanding as of January 29, 2001 and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $6,166                Filing Party: AmericanGreetings.com, Inc. and
                                                              American Pie Acquisition Corp.
Form or Registration No:   TO-T                 Date Filed:   February 12, 2001

                                  INTRODUCTION

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13e-3 (this "Schedule 13e-3") is being filed by Egreetings Network, Inc., a Delaware corporation (the "Company" or "Egreetings"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Egreetings (the "Shares"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001, as amended (the "Schedule 14D-9"). Pursuant to General Instruction F to
Schedule 13e-3, information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13e-3 and information contained in the Offer To Purchase filed with a Tender Offer Statement on Schedule TO by Purchaser with the Securities and Exchange Commission on February 12, 2001, as amended, is expressly incorporated by reference in response to the items of this Schedule 13e-3. All such information incorporated by reference is hereby expressly adopted by Egreetings. Capitalized terms used but not defined herein shall have the meanings ascribed to the Offer To Purchase.

ITEM 1.         SUMMARY TERM SHEET

The information contained in the Offer To Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.         SUBJECT COMPANY INFORMATION

        (a) The information contained in the Schedule 14D-9 under the heading "Item 1. Subject Company Information" is incorporated herein by reference.

        (b) The information contained in the Schedule 14D-9 under the heading "Item 1. Subject Company Information" is incorporated herein by reference.

        (c) The information contained in the Offer To Purchase under the heading "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

        (d) The information contained in the Offer To Purchase under the heading "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

        (e) The information contained in the Schedule 14D-9 under the heading "Item 1. Subject Company Information" is incorporated herein by reference.

        (f)     Not applicable.

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSON

        (a) The information contained in the Schedule 14D-9 under the headings "Item 1. Subject Company Information" and "Item 2. Identity and Background of the Filing Person" is incorporated herein by reference.

        (b)     Not applicable.

        (c)     Not applicable.

ITEM 4.         TERMS OF THE TRANSACTION

        (a) The information contained in the Offer To Purchase under the heading "The Offer" is incorporated herein by reference

        (c)     None.

        (d) The information contained in the Offer To Purchase under the heading "Other Matters - Appraisal Rights" is incorporated herein by reference.

        (e)     None.

        (f)     Not applicable.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a) The information contained in the Schedule 14D-9 under the heading "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

        (b) The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

        (c) The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

        (e) The information contained in the Offer To Purchase under the headings "The Merger Agreement" and "The Tender and Voting Agreement" is incorporated herein by reference.

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (b) The information contained in the Offer To Purchase under the heading "Purpose and Structure of the Transaction; Effects of the Transaction" is incorporated herein by reference.

        (c) The information contained in the Offer To Purchase under the heading "Plans for Egreetings" is incorporated herein by reference.

ITEM 7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The information contained in the Offer To Purchase under the heading "Purpose and Structure of the Transaction; Effects of the Transaction" and Schedule 14D-9 under the heading "Background" is incorporated herein by reference.

ITEM 8.         FAIRNESS OF THE TRANSACTION

The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The information contained in the Schedule 14D-9 under the headings "Item 4. The Solicitation or Recommendation" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

ITEM 10.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) The information contained in the Offer To Purchase under the heading "10. Source and Amount of Funds" is incorporated herein by reference.

        (b) The information contained in the Offer To Purchase under the heading "10. Source and Amount of Funds" is incorporated herein by reference.

        (c) The information contained in the Offer To Purchase under the heading "15. Fees and Expenses" is incorporated herein by reference. Egreetings, as the subject company, will be responsible for paying all expenses related to its role in the Offer.

        The following table presents the estimated fees and expenses to be incurred by Egreetings in connection with the Offer and the Merger:

        Investment Banker Fees.........................................        $  1,550,000
        Cooley Godward LLP.............................................        $    250,000
        Miscellaneous..................................................        $    200,000
          Total........................................................        $  2,000,000

        (d) The information contained in the Offer To Purchase under the heading "10. Source and Amount of Funds" is incorporated herein by reference.

ITEM 11.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a) The information contained in Annex B to the Schedule 14D-9 under the heading "Stock Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b) The information contained in the Schedule 14D-9 under the heading "Item 6. Interest in Securities of the Subject Company" is incorporated herein by reference.

ITEM 12.        THE SOLICITATION OR RECOMMENDATION

        (d) The information contained in the Schedule 14D-9 under the heading "Intent to Tender" is incorporated herein by reference.

        (e) The information contained in the Schedule 14D-9 under the heading "Intent to Tender" is incorporated herein by reference.

ITEM 13.        FINANCIAL STATEMENTS

The information contained in the Offer To Purchase under the heading "8. Certain Information Concerning Egreetings" is incorporated herein by reference.

ITEM 14.       PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED

The information contained in the Schedule 14D-9 under the heading "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in the Offer To Purchase under the heading "15. Fees and Expenses" is incorporated herein by reference.

ITEM 15.        ADDITIONAL INFORMATION

        (b)     None.

ITEM 16.        MATERIAL TO BE FILED AS EXHIBITS

        (a)(1) Letter to Stockholders of Egreetings, dated February 12, 2001 (incorporated by reference to Exhibit (a)(1) of the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001, filed by Egreetings on February 12, 2001)

        (a)(2) Opinion of Credit Suisse First Boston Corporation (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001, filed by Egreetings on February 12, 2001)

        (a)(3)  Joint Press Release issued by Egreetings and
                AmericanGreetings.com on February 5, 2001 (incorporated by reference to Exhibit 99.2 to Egreetings' Current Report on Form 8-K filed on February 6, 2001)

        (a)(4) Offer To Purchase, dated February 12, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on February 12, 2001).

        (a)(5) Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001 (filed by Egreetings on February 12, 2001).

        (c)(1) Opinion of Credit Suisse First Boston Corporation (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001, filed by Egreetings on February 12, 2001)

        (c)(2) Materials presented by Credit Suisse First Boston Corporation to the Board of Directors of Egreetings on February 4, 2001 as described in the Schedule 14D-9. (incorporated by reference to Exhibit (c)(2) of the Schedule 13e-3 filed by Egreetings on February 26, 2001)

        (f)(1) Offer To Purchase, dated February 12, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on February 12, 2001)

                                    SIGNATURE


        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      EGREETINGS NETWORK, INC.


                                      By:  /s/ Andrew J. Moley
                                         ---------------------------------------
                                           Andrew J. Moley
                                           Chief Executive Officer
                                           and President

Dated:  March 2, 2001